UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE TO
(Amendment No. 1)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
CSK AUTO, INC.
(Name of Subject Company (Issuer))
CSK AUTO, INC.
(Name of Filing Person (Offeror))

4 5/8% Senior Exchangeable Notes due 2025	12637K AK7

(Title of Class of Securities)	(CUSIP Number of Class of Securities)
Maynard Jenkins
CSK Auto Corporation
645 E. Missouri Ave., Suite 400
Phoenix, Arizona 85012
(602) 265-9200
(Name, address, and telephone number of person
authorized to receive notices and communications on behalf of filing persons)
With Copies to:
Gibson, Dunn & Crutcher LLP
1801 California Street, Suite 4200
Denver, Colorado 80202
(303) 298-5700
Attention: Richard M. Russo, Esq.
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)

$225,000,000	$24,075

(1)     Calculated solely for purposes of determining the filing fee. The purchase price of the 3 3/8% Senior Exchangeable Notes due 2025 and the 4 5/8% Senior Exchangeable Notes due 2025, as described herein, is $1,000 per $1,000 principal amount outstanding.
(2)     The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $24,075	Filing Party: CSK Auto, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 19, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:
☐	third party tender offer subject to Rule 14d-l

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) filed by CSK Auto, Inc., an Arizona corporation (the “Company”), on June 19, 2006 pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offers (the “Tender Offers”) to purchase for cash any and all $125,000,000 outstanding 3 3/8% Senior Exchangeable Notes due 2025 (“3 3/8% Notes”) and $100,000,000 outstanding 4 5/8% Senior Exchangeable Notes due 2025 (“4 5/8% Notes,” and together with the 3 3/8% Notes, the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated June 19, 2006 (the “Offer to Purchase”) and in the related Letter of Transmittal and Consent, which are Exhibits (a)(1)(i) and Exhibit (a)(1)(ii) to this Schedule TO, respectively (which, together with any supplements or amendments thereto, collectively constitute the “Offer Documents”).
     The information in the Offer Documents, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.
     On July 10, 2006, the Company provided the funds to the trustee for the 3 3/8% Notes to repay in full the 3 3/8% Notes following the receipt of a notice of acceleration from holders of over 25% in aggregate principal amount of such notes. Following the repayment, the Company’s Tender Offer with respect to the 3 3/8% Notes was terminated. All references in the Schedule TO, the Offer to Purchase, and the Letter of Transmittal and Consent to the Tender Offer with respect to the 3 3/8% Notes are hereby deleted in their entirety, and despite any references to the “Offers” in the Offer Documents, such documents shall refer only to the Tender Offer for the 4 5/8% Notes.
     The Offer to Purchase is hereby amended and supplemented as follows:
(1)	The text under the heading “Sources and Amount of Funds” is amended and restated in its entirety to read as follows:
     “We will need approximately $100 million to purchase all of the Notes and pay all accrued and unpaid interest, including additional interest, to, but excluding, the date on which the Notes are purchased, which is expected to be promptly following the Expiration Time. On June 30, 2006, we entered into a Term Credit Agreement with the lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and Lehman Commercial Paper, Inc. and Wachovia Bank, National Association, as Co-Syndication Agents, with respect to a $450 million senior secured term facility (the “New Term Facility”). We intend to use borrowings under the New Term Facility and cash on hand to purchase Notes pursuant to the Offer.”
(2)	The first sentence of the first paragraph under the heading “The Tender Offers and Consent Solicitations—Procedures for Tendering Notes and Delivering Consents—Determination of Validity” is amended and restated in its entirety to read as follows:
     “All questions as to the validity, form, eligibility (including time of receipt), and acceptance of any tendered Notes or delivery of Consents pursuant to any of the procedures described above will be determined by us in our sole discretion (which determination shall be final and binding, subject to any legal rights of holders of Notes to challenge such determination).”
(3)	Subpart (2) under the first paragraph under the heading “The Tender Offers and Consent Solicitations—Conditions to the Offers” is amended and restated in its entirety to read as follows:
     ”(2) we shall have determined that any court or administrative action could prohibit or delay the Offer from being consummated on the terms set forth in this Statement or impair our ability to consummate the Offer on the terms (including the obtaining of the Requisite Consents to the Proposed Amendments, the Waiver, and the Withdrawal) and on the date set forth in this Statement;”
(4)	Subpart (1) under the second paragraph under the heading “The Tender Offers and Consent Solicitations—Conditions to the Offers” is amended and restated in its entirety to read as follows:
     ”(1) terminate the Offer and promptly return all tendered Notes to the holders thereof, provided that if any condition is not satisfied as a result of an act or omission by us, we may not terminate the Offer;”
(5)	The last sentence of the fifth paragraph under the heading “The Tender Offers and Consent Solicitations—Conditions to the Offers” is amended and restated in its entirety to read as follows:
     “Any such purchase or offer to purchase will not be made except in accordance with applicable law, including Rule 13e-4(f)(6) under the Exchange Act, which prohibits us and our affiliates from purchasing the Notes other than pursuant to the Offers until at least ten business days after the termination of the Offers.”

(6)	The sixth paragraph under the heading “The Tender Offers and Consent Solicitations—Conditions to the Offers” is amended and restated in its entirety to read as follows:
     “The conditions to each of the Offers are for the sole benefit of and may be asserted by us, in our reasonable discretion, regardless of the circumstances (including any action or inaction by us) giving rise to such conditions, or may be waived by us, in whole or in part, at any time or from time to time at or prior to the Expiration Time, in our reasonable discretion. In the event we waive any condition to an Offer, we will waive such condition for all holders of the Notes subject to such Offer. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, and each such right shall be deemed an ongoing right, which may be asserted at any time and from time to time at or prior to the Expiration Time. Any determination by us concerning the events described in this section shall be final and binding upon all persons, subject to any legal rights that might be asserted by such persons.”
(7)	The fourth paragraph under the heading “Material United States Federal Income Tax Consequences” is deleted in its entirety.

(8)	The fourth sentence of the first paragraph under the heading “Special Note Regarding Forward-Looking Statements and Other Factors” is deleted in its entirety.

(9)	The first sentence of the second paragraph under the heading “Special Note Regarding Forward-Looking Statements and Other Factors” is amended and restated in its entirety to read as follows:
     “We make no commitment to revise or update any forward looking statement in order to reflect events or circumstances after the date any such statement is made, although to the extent a material change in the information disseminated to holders of the Notes in connection with the Offers occurs prior to the consummation of the Offers, we will disseminate disclosure of the change as required by applicable law and regulations.”
Item 7. Source and Amount of Funds or Other Consideration.
     Item 7(d)(1) of the Schedule TO is hereby amended and restated in its entirety to read as follows:
(d)	Borrowed Funds
(1)	On June 30, 2006, the Company entered into a Term Credit Agreement, attached as Exhibit (b)(2) hereto, by and among the Company, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and Lehman Commercial Paper Inc. and Wachovia Bank, National Association, as Co-Syndication Agents (the “Credit Agreement”), with respect to a senior secured credit facility of $450,000,000. The loans under the Credit Agreement (the “Term Loans”) will be made on up to five occasions prior to December 16, 2006. The proceeds of the Term Loans may be used solely (i) to refinance or repurchase some or all of the Company’s Senior Subordinated Notes, 3 3/8% Notes, and 4 5/8% Notes (collectively, the “Existing Notes”), and (ii) provided that some or all of the Existing Notes have been refinanced or repurchased with the proceeds of Term Loans, to pay consent fees to holders of Existing Notes not so refinanced or repurchased and related transaction fees and expenses. The Term Loans will bear interest at a base rate or the Eurodollar rate, as defined in the Credit Agreement, plus, in either case, a margin that will fluctuate depending upon the rating of the Term Loans. The Term Loans are guaranteed by the Company and CSKAUTO.COM, Inc., a wholly owned subsidiary of the Company. The Term Loans are secured by a second lien security interest in the inventory and receivables of the Company and the guarantors and by a first lien security interest in substantially all of their other assets.

The Term Loans shall be repaid in consecutive quarterly installments, commencing December 31, 2006 in an amount equal to 0.25% of the aggregate principal amount of the Term Loans, with the balance payable in full on the sixth anniversary of the Closing Date (as defined in the Credit Agreement).

The Credit Agreement contains, among other things, limitations on liens, indebtedness, mergers, dispositions of assets, investments, payments in respect of capital stock, modifications of material indebtedness, changes in fiscal year, transactions with affiliates, lines of business, and swap agreements. The Company is also subject to financial covenants under the Credit Agreement measuring its performance against standards set for leverage and fixed charge coverage.
Item 12. Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented as set forth below:
(b)(1)	Commitment Letter, dated June 16, 2006, among CSK Auto, Inc., J.P. Morgan Securities Inc., and the other Commitment Parties named therein (incorporated herein by reference to Exhibit 99.2 to CSK Auto Corporation’s Current Report on Form 8-K, filed on June 19, 2006).

(b)(2)	Term Credit Agreement, dated as of June 30, 2006, among CSK Auto, Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and Lehman Commercial Paper Inc. and Wachovia Bank, N.A., as Co-Syndication Agents (incorporated herein by reference to Exhibit 10.1 to CSK Auto Corporation’s Current Report on Form 8-K, filed on July 7, 2006).

Signature
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Randi Val Morrison
	Name:	Randi Val Morrison
	Title:	Vice President, General Counsel and Secretary

Dated: July 13, 2006

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)(i)*	Offer to Purchase and Consent Solicitation Statement, dated June 19, 2006.
(a)(1)(ii)*	Form of Letter of Transmittal and Consent.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)
Press release dated June 19, 2006 deemed filed pursuant to Rule 13e-4(c) under the Securities Act of 1934) (incorporated herein by reference to Exhibit 99.1 to CSK Auto Corporation’s Current Report on Form 8-K, filed on June 19, 2006).

(b)(1)
Commitment Letter, dated June 16, 2006, among CSK Auto, Inc., J.P. Morgan Securities Inc., and the other Commitment Parties named therein (incorporated herein by reference to Exhibit 99.2 to CSK Auto Corporation’s Current Report on Form 8-K, filed on June 19, 2006).

(b)(2)
Term Credit Agreement, dated as of June 30, 2006, among CSK Auto, Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and Lehman Commercial Paper Inc. and Wachovia Bank, N.A., as Co-Syndication Agents (incorporated herein by reference to Exhibit 10.1 to CSK Auto Corporation’s Current Report on Form 8-K, filed on July 7, 2006).

(c)	None.
(d)(1)(i)
The Indenture relating to the 3 3/8% Notes (including the form of 3 3/8% Notes), dated July 29, 2005, among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to CSK Auto Corporation’s Current Report on Form 8-K, filed on July 29, 2005).

(d)(1)(ii)
First Supplemental Indenture relating to the 3 3/8% Notes, dated December 30, 2005, among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.21 to CSK Auto Corporation’s Form S-3/A, filed on January 11, 2006).

(d)(1)(iii)*	Form of Second Supplemental Indenture relating to the 3 3/8% Notes among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee.
(d)(1)(iv)
Indenture relating to the 4 5/8% Notes (including the form of 4 5/8% Notes), dated as of December 19, 2005, among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 to CSK Auto Corporation’s Current Report on Form 8-K, filed on December 20, 2005).

(d)(1)(v)*	First Supplemental Indenture relating to the 4 5/8% Notes, dated December 30, 2005, among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee.
(d)(1)(vi)*	Form of Second Supplemental Indenture relating to the 4 5/8% Notes among CSK Auto, Inc., the guarantors party thereto, and The Bank of New York Trust Company, N.A., as trustee.
(d)(1)(vii)
Registration Rights Agreement relating to the 3 3/8% Notes, dated July 29, 2005, among CSK Auto, Inc., the guarantors listed therein, and the initial purchasers listed therein (incorporated by reference to Exhibit 10.3 to CSK Auto Corporation’s Current Report on Form 8-K, filed on July 29, 2005).

(d)(1)(viii)
Registration Rights Agreement relating to the 4 5/8% Notes, dated December 19, 2005, among CSK Auto, Inc., the guarantors listed therein, and the initial purchasers listed therein (incorporated by reference to Exhibit 10.3 to CSK Auto Corporation’s Current Report on Form 8-K, filed on December 20, 2005).

(d)(1)(ix)
Information provided in “Description of Notes” and “Registration Rights” relating to the 3 3/8% Notes (incorporated by reference to pages 26-50 of the Company’s Prospectus, filed on January 13, 2006 pursuant to 424(b)(3)).

(d)(1)(x)
Information provided in “Senior Exchangeable Notes” relating to the 4 5/8% Notes (incorporated by reference to Item 1.01 of CSK Auto Corporation’s Current Report on Form 8-K, filed on December 19, 2005).

(g)	None.
(h)	Not applicable.
* Previously filed on Schedule TO on June 19, 2006.